Salomon Brothers Opportunity Fund

Board Approval of Management Agreement (unaudited)

On June 23, 2005, Citigroup Inc. entered into a definitive agreement (the "Transaction Agreement") with Legg Mason,
Inc. ("Legg Mason") under which Citigroup agreed to sell substantially all of its asset management business, Citigroup Asset Management ("CAM"), which includes Salomon Brothers Asset Management Inc., (the "Adviser"), to Legg Mason in exchange for the broker-dealer and investment banking businesses of Legg Mason and certain other considerations
(the "Transaction"). The Transaction closed on December 1,
2005.
 The consummation of the Transaction resulted in the automatic termination of the Fund's then current management agreement (the "Prior Management Agreement") in accordance with the Investment Company Act of 1940, as amended (the "1940 Act"). Prior to the closing of the Transaction, the Fund's Board approved a new management agreement between the Fund and the Adviser (the "Current Management Agreement") and authorized the Fund's officers to submit the Current Management Agreement to shareholders for their approval.
 On July 11, 2005, members of the Board discussed with CAM management and certain Legg Mason representatives the Transaction and Legg Mason's general plans and intentions regarding CAM's business and its combination with Legg Mason's business. The Board Members also inquired about the plans for and anticipated roles and responsibilities of certain CAM employees and officers after the Transaction.
 At a meeting held on August 29, 2005, the Fund's Board, including a majority of the Board Members who are not "interested persons" of the Fund or the Adviser as defined in the 1940 Act (the "Independent Board Members"), approved continuance of the Prior Management Agreement until the closing of the Transaction and the Current Management
Agreement to take effect upon such closing. To assist the Board in its consideration of the Current Management
Agreement, Legg Mason provided materials and information about Legg Mason, including its financial condition, asset management capabilities and organization, and CAM provided materials and information about the Transaction between Legg Mason and Citigroup. Representatives of CAM and
Legg Mason also made presentations to and responded to questions from the Board. The Independent Board
Members, through their independent legal counsel, also requested and received additional information from CAM and Legg Mason in connection with their consideration of the Current Management Agreement. The additional information was provided in advance of and at the August meeting. After the presentations and after reviewing the written materials provided, the Independent Board Members met with their counsel to consider the Current Management Agreement. The Independent Board Members also conferred separately from CAM management with their counsel about the Transaction on a number of occasions, including in connection with the July and August meetings.
 In their deliberations concerning the Current Management Agreement, among other things, the Board Members considered the need to provide for continuity of investment management services to the Fund following termination of the Prior Agreement and:
(i) the reputation, financial strength and resources of Legg Mason and its investment advisory subsidiaries;
(ii) that, following the Transaction, CAM will be part of an organization focused on the asset management business;
(iii) that Legg Mason is an experienced and respected asset management firm, and that Legg Mason has advised the Board Members that (a) it may wish to combine certain CAM operations with those of certain Legg Mason subsidiaries; (b) it is expected that these combination processes will result in changes to portfolio managers or portfolio management teams for a number of the CAM funds, subject to Board oversight and appropriate notice to shareholders, and that, in other cases, the current portfolio managers or portfolio management teams will remain in place; and (c) in the future, it may recommend that Legg Mason subsidiaries be appointed as the adviser or subadviser to some or all of the CAM funds, subject to applicable regulatory requirements;
(iv) that CAM management had advised the Board that a number of portfolio managers and other key CAM personnel would be retained after the closing of the Transaction;
(v) that CAM management and Legg Mason have advised the Board that following the Transaction, there is not expected to be any diminution in the nature, quality and extent of services provided to the Fund and their shareholders by the Adviser, including compliance services;
(vi) that Legg Mason has advised the Board that it has no present intention to alter any expense waivers and reimbursements currently in effect for CAM Funds and, while it reserves the right to do so in the future, it would consult with the relevant boards before making any changes;
(vii) that under the Transaction Agreement, Citigroup and Legg Mason have agreed not to take any action that is not contemplated by the Transaction or fail to take any action that to their respective knowledge would cause any "undue burden" on Fund shareholders under applicable provisions of the 1940
Act;
(viii) the potential benefits to Fund shareholders from being part of a combined fund family with Legg Mason-sponsored funds;
(ix) that Citigroup and Legg Mason would derive benefits from the Transaction and that, as a result, they have a financial interest in the matters that were being considered;
(x) the potential effects of regulatory restrictions on the Fund if Citigroup-affiliated broker-dealer remain principal underwriters of the Fund after the closing of the Transactions;
(xi) the fact that the Fund's total advisory and administrative fees will not increase by virtue of the New Management Agreement, but will remain the same;
(xii) the terms and conditions of the Current Management Agreement, including the differences from the current management agreement, and the benefits of a single, uniform form of agreement covering these services;
(xiii) that the Fund would not bear the costs of obtaining shareholder approval of the Current Management Agreement;
 (xiv) that the Fund would avail itself of permissions granted under certain licensing arrangements between Citigroup and Legg Mason that would permit the Fund
(including any share classes thereof) to maintain its current name, as well as all logos, trademarks and service marks, related to Citigroup or any of its affiliates for some agreed upon time period after the closing of the Transaction: and
(xv) that the Board, earlier at its meeting held on August
29, 2005 had performed a full annual review of the Prior Management Agreement as required by the 1940 Act. In that regard, the Board, in its deliberations concerning the Current Management Agreement, considered the same factors regarding the nature, quality and extent of services provided, costs of services provided, profitability, fall-out benefits, fees and economics of scale and investment performance as it did when it renewed the Prior Management Agreement, and reached substantially the same conclusions.